UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No      X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation and further to the disclosure of inside information dated June 24, 2025 (with registration number 2791), hereby communicates the following:

INSIDE INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 (with registration number 2241) and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, BBVA hereby informs that:

On June 24, 2025, the Council of Ministers reported the resolution adopted on the same day authorizing the economic concentration resulting from the Offer, subject to an additional condition to those commitments already submitted by BBVA and included in the resolution of the National Commission on Markets and Competition dated April 30, 2025. The full resolution issued by the Council of Ministers is available at https://portal.mineco.gob.es/RecursosArticulo/mineco/economia/gum/articulos/240625%20ACM%20Concentraci% C3%B3n%20BBVA%20SABADELL.pdf (in Spanish).

The aforementioned resolution of the Council of Ministers brought to an end the merger control procedure in Spain, with BBVA having the right to withdraw the Offer pursuant to Article 26.1(c) of Royal Decree 1066/2007, of 27 July, on tender offer rules, given that the authorization granted is subject to a condition.

After reviewing said resolution, BBVA has decided not to withdraw the Offer and, therefore, it remains in effect in accordance with the applicable regulations.

Madrid, June 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 30, 2025

By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A